Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Trading of Zarlink Semiconductor Common Shares Will Be Suspended from the New York Stock Exchange

o     Company's common shares will continue to trade on the Toronto Stock
      Exchange

OTTAWA, CANADA, July 22, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has been advised by the New York Stock Exchange Regulation, Inc. (NYSE Regulation) that trading of the common shares of Zarlink Semiconductor Inc., ticker symbol ZL, on the New York Stock Exchange (NYSE) will be suspended prior to the opening on Tuesday, July 29, 2008.

Zarlink has advised the NYSE that its common shares will continue to be traded on the Toronto Stock Exchange (TSX), where such shares have been listed since August 13, 1979. The TSX represents in excess of 75 percent of the Company's total daily trading volume.

The decision was reached in view of the fact that the Company has fallen below the NYSE's continued listing standard regarding average share price over a consecutive 30 trading-day period of not less than US$1.00. The Company effected an action plan to address non-compliance with NYSE's continued listing standards. However, after the elapsing of the prescribed time the continued listing standard was not met and the NYSE decided to proceed with suspension and delisting.

"The technology advances in equities trading mitigates the requirement for Zarlink to continue to be listed on multiple exchanges," said Kirk Mandy, President and CEO, Zarlink Semiconductor. "This decision will not impact the financial status of Zarlink or affect the way it conducts its business."

Application to the U.S. Securities and Exchange Commission to delist the issue from the NYSE is pending the completion of applicable procedures. The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.


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About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

For further information:

Zarlink Semiconductor
Ed Goffin
613 270-7112
edward.goffin@zarlink.com

NYSE Regulation, Inc.
Financial Compliance
Leslie Tepper
212.656.5936
ltepper@nyse.com